Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

AXTEL SUCCESFULLY ISSUES US$275 MILLION IN 10-YEAR SENIOR NOTES

•	The proceeds will be used to prepay the equity financing related to the acquisition of Avantel.

San Pedro Garza García, Mexico, January 31, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”) a Mexican fixed-line integrated telecommunications company, announced today the issuance of US$275 million of 10-year unsecured senior notes.

AXTEL’s solid operational and financial track record generated a positive response from the market allowing the company to increase the transaction size from US$250 million to US$275 million.

The proceeds of this issuance will be used to prepay the bridge financing related to the December 2006 acquisition of Avantel, one of Mexico’s leading telecommunications services provider. Credit Suisse acted as bookrunner in this transaction.

The 7.625% coupon on the Notes significantly improves AXTEL’s funding cost and extends the company’s debt maturity profile to over 7 years, without major principal payments before 2012. Additionally, AXTEL’s investor base was broadened with the participation of important U.S. and European financial entities.

Patricio Jimenez, Chief Financial Officer, stated, “This transaction, together with the US$205 million syndicated bank facility recently obtained to refinance Avantel’s pre-acquisition outstanding debt, finalizes all of the financing transactions related to the acquisition of Avantel. By closing this transaction at attractive conditions, the market has validated our decision to acquire Avantel, while strengthening AXTEL’s position to continue providing high quality products and services to our customers, as well as creating value for our investors”.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local telephone services, national and international long distance services, data, Internet, virtual private networks, and value added services.

Visit AXTEL on the web at www.axtel.com.mx